October 23, 2020

Transmitted by EDGAR Correspondence

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Cara Wirth
Erin Jaskot

Re:	Request for Acceleration
Direct Communication Solutions, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
File No. 024-11319

Dear Ms. Wirth and Ms. Jaskot:

Direct Communication Solutions Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on October 26, 2020 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Stephen Tollefsen at (425) 353-8883.

In addition, please notify Mr. Tollefsen when this request for qualification has been granted. Thank you for your assistance and cooperation.

Sincerely,

DIRECT COMMUNICATION SOLUTIONS INC.

/s/ Rich Gomberg
Rich Gomberg Chief Financial Officer

cc: Stephen Tollefsen, Tollefsen Business Law PC